Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces First Quarter 2024 Unaudited Financial Results

GUIYANG, China, May 21, 2024 /PRNewswire/ — Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial and Operational Highlights

•	Total net revenues in the first quarter of 2024 were RMB2,268.7 million (US$314.2 million), an increase of 33.3% from RMB1,702.3 million in the same period of 2023.

•	Net income in the first quarter of 2024 was RMB586.4 million (US$81.2 million), an increase of 42.5% from RMB411.4 million in the same period of 2023.

•	Non-GAAP adjusted net income[1] in the first quarter of 2024 was RMB756.4 million (US$104.8 million), an increase of 46.9% from RMB514.8 million in the same period of 2023.

•	Fulfilled orders[2] in the first quarter of 2024 reached 39.3 million, an increase of 29.6% from 30.3 million in the same period of 2023.

•	Average shipper MAUs[3] in the first quarter of 2024 reached 2.14 million, an increase of 22.3% from 1.75 million in the same period of 2023.

Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA, commented, “As we stepped into 2024, we continued to ride the wave amid accelerated online freight matching penetration, strengthening our digital transformation and technological innovation efforts to yield substantial results across our businesses. Leveraging effective user acquisition and management strategies, we further optimized our platform’s order structure and matching efficiency, resulting in increased stickiness of both shippers and truckers and a record-high contribution from direct shippers by order volume. This year, we remain committed to improving operational efficiency, boosting user experience, promoting our brands, and enabling enterprises to run their logistics operations in a more efficient and cost effective manner.”

Mr. Simon Cai, Chief Financial Officer of FTA, added, “We are pleased to have delivered another impressive quarter with total net revenue of RMB2,268.7 million, up 33.3% year over year, net income of RMB586.4 million, up 42.5% year over year, and non-GAAP adjusted net income of RMB756.4 million, up 46.9% year over year, all exceeding expectations. In March, the Board of Directors announced the extension of the share repurchase program and the first-time declaration of a cash dividend, demonstrating management’s confidence in the Company’s profitability and long-term prospects, as well as our increased focus on shareholder returns. Looking ahead, we believe our robust business and healthy cash position will drive further value creation and sustainable returns for our stakeholders.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

First Quarter 2024 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB884.4 million and RMB1,039.3 million for the three months ended March 31, 2023, and 2024, respectively). Total net revenues in the first quarter of 2024 were RMB2,268.7 million (US$314.2 million), representing an increase of 33.3% from RMB1,702.3 million in the same period of 2023, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the first quarter of 2024 were RMB1,869.7 million (US$258.9 million), representing an increase of 33.5% from RMB1,400.7 million in the same period of 2023. The increase was mainly due to the continued growth in revenues from freight brokerage service and a steady increase in transaction service4.

•

Freight brokerage service. Revenues from freight brokerage service in the first quarter of 2024 were RMB965.2 million (US$133.7 million), an increase of 24.9% from RMB772.6 million in the same period of 2023, primarily attributable to an increase in transaction volume due to the continued growth in user demand.

•

Freight listing service. Revenues from freight listing service in the first quarter of 2024 were RMB213.5 million (US$29.6 million), an increase of 6.7% from RMB200.2 million in the same period of 2023, primarily due to a growing number of total paying members.

•

Transaction service[4]. Revenues from transaction service amounted to RMB691.0 million (US$95.7 million) in the first quarter of 2024, an increase of 61.5% from RMB428.0 million in the same period of 2023, primarily driven by an increase in order volume, penetration rate, and the per-order transaction service fee.

Value-added services. Revenues from value-added services in the first quarter of 2024 were RMB399.0 million (US$55.3 million), an increase of 32.3% from RMB301.5 million in the same period of 2023. The increase was due to a growing demand from truckers and shippers for credit solutions and other value-added services.

Cost of Revenues (including VAT net of government grants of RMB611.5 million and RMB795.2 million for the three months ended March 31, 2023, and 2024, respectively). Cost of revenues in the first quarter of 2024 was RMB1,031.9 million (US$142.9 million), compared with RMB849.4 million in the same period of 2023. The increase was primarily due to increases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB908.0 million, representing an increase of 18.5% from RMB766.4 million in the same period of 2023, primarily due to the expansion of transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the first quarter of 2024 were RMB340.1 million (US$47.1 million), compared with RMB245.7 million in the same period of 2023. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions, as well as higher salary and benefits expenses.

General and Administrative Expenses. General and administrative expenses in the first quarter of 2024 were RMB264.5 million (US$36.6 million), compared with RMB179.5 million in the same period of 2023. The increase was primarily due to higher share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the first quarter of 2024 were RMB247.7 million (US$34.3 million), compared with RMB229.9 million in the same period of 2023. The increase was primarily due to higher share-based compensation expenses, as well as an increase in salary and benefits expenses.

Income from Operations. Income from operations in the first quarter of 2024 was RMB312.2 million (US$43.2 million), an increase of 88.3% from RMB165.8 million in the same period of 2023.

Non-GAAP Adjusted Operating Income.5 Non-GAAP adjusted operating income in the first quarter of 2024 was RMB485.4 million (US$67.2 million), an increase of 78.2% from RMB272.4 million in the same period of 2023.

Net Income. Net income in the first quarter of 2024 was RMB586.4 million (US$81.2 million), an increase of 42.5% from RMB411.4 million in the same period of 2023.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the first quarter of 2024 was RMB756.4 million (US$104.8 million), an increase of 46.9% from RMB514.8 million in the same period of 2023.

Basic and Diluted Net Income per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.7 Basic and diluted net income per ADS were RMB0.56 (US$0.08) in the first quarter of 2024, compared with RMB0.38 in the same period of 2023. Non-GAAP adjusted basic and diluted net income per ADS was RMB0.72 (US$0.10) in the first quarter of 2024, compared with RMB0.48 in the same period of 2023.

Balance Sheet and Cash Flow

As of March 31, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB27.5 billion (US$3.8 billion) in total, compared with RMB27.6 billion as of December 31, 2023.

As of March 31, 2024, the total outstanding balance of on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB3,565.2 million (US$493.8 million), compared with RMB3,521.1 million as of December 31, 2023. The total non-performing loan ratio8 for these loans was 2.1% as of March 31, 2024, compared with 2.0% as of December 31, 2023.

In the first quarter of 2024, net cash provided by operating activities was RMB195.3 million (US$27.0 million).

[4]

Effective January 1, 2024, to better reflect our business development, we have renamed our “Transaction commission” revenue stream as “Transaction service,” which consists of all monetization from truckers related to our freight matching service, including the revenue generated from our intra-city business, which was previously classified under “Freight listing service” and “Value-added services.” The comparative periods have been restated to conform to this presentation by reclassifying RMB23.8 million and RMB3.2 million, which were previously included in “Freight listing service” and “Value-added services,” respectively, as “Transaction service”.

[5]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) compensation cost incurred in relation to acquisitions. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.

[7]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[8]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) reduced by an allowance for estimated losses as of a specified date.

Business Outlook

The Company expects its total net revenues to be between RMB2.65 billion and RMB2.72 billion for the second quarter of 2024, representing a year-over-year growth rate of approximately 28.3% to 31.7%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Share Repurchase Program

On March 13, 2024, the Company’s Board of Directors resolved to extend the term of the share repurchase program originally launched in March 2023 such that the Company may repurchase up to approximately US$300 million of its ADSs through March 12, 2025.

Change to Executive Officer

Mr. Zhenghong Wang ceased to be our Chief Customer Officer effective on May 20, 2024. The position of Chief Customer Officer has been eliminated due to optimization of our organizational structure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.2203 to US$1.00, the exchange rate in effect as of March 29, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on May 21, 2024, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter of 2024.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong, SAR (toll free):	800-963-976
Hong Kong, SAR:	+852-5808-1995
United Kingdom (toll free):	08082389063
Singapore (toll free):	800-120-5863
Access Code:	3188524

The replay will be accessible through May 28, 2024, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6908591

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to acquisitions and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,770,895	7,045,436	975,782
Restricted cash – current	115,513	92,585	12,823
Short-term investments	11,516,304	11,388,665	1,577,312
Accounts receivable, net	23,418	37,976	5,260
Amounts due from related parties	—	25,081	3,474
Loans receivable, net	3,521,072	3,565,229	493,779
Prepayments and other current assets	2,049,780	2,140,930	296,515

Total current assets	23,996,982	24,295,902	3,364,945
Restricted cash – non-current	10,000	20,000	2,770
Long-term investments[1]	11,075,739	10,862,931	1,504,499
Property and equipment, net	194,576	211,781	29,331
Intangible assets, net	449,904	435,991	60,384
Goodwill	3,124,828	3,124,828	432,784
Deferred tax assets	149,081	154,821	21,442
Operating lease right-of-use assets and land use rights	134,867	137,869	19,095
Other non-current assets	211,670	272,310	37,714

Total non-current assets	15,350,665	15,220,531	2,108,019

TOTAL ASSETS	39,347,647	39,516,433	5,472,964

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	25,220	28,173	3,902
Prepaid for freight listing fees and other service fees	548,917	504,357	69,853
Income tax payable	154,916	207,740	28,772
Other tax payable	784,617	753,604	104,373
Operating lease liabilities – current	37,758	41,177	5,703
Dividends payable	—	1,062,670	147,178
Accrued expenses and other current liabilities	1,723,245	1,551,858	214,930

Total current liabilities	3,274,673	4,149,579	574,711
Deferred tax liabilities	108,591	105,335	14,589
Operating lease liabilities – non-current	46,709	44,714	6,193
Other non-current liabilities	22,950	18,964	2,626

Total non-current liabilities	178,250	169,013	23,408

TOTAL LIABILITIES	3,452,923	4,318,592	598,119

MEZZANINE EQUITY
Redeemable non-controlling interests	277,420	302,848	41,944
SHAREHOLDERS’ EQUITY
Ordinary shares	1,371	1,345	186
Treasury stock, at cost	(608,117)	—	—
Additional paid-in capital	47,713,985	45,764,768	6,338,347
Accumulated other comprehensive income	2,897,871	2,936,062	406,640
Accumulated deficit	(14,400,604)	(13,819,432)	(1,913,969)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	35,604,506	34,882,743	4,831,204
Non-controlling interests	12,798	12,250	1,697

TOTAL SHAREHOLDERS’ EQUITY	35,617,304	34,894,993	4,832,901

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	39,347,647	39,516,433	5,472,964

1.

The Group’s long-term investments consist of RMB8,327 million long-term time deposits, RMB676 million wealth management products with maturities over one year, RMB832 million investments in debt securities, RMB318 million equity method investments, and RMB710 million equity investments without readily determinable fair value as of March 31, 2024.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Net Revenues (including value added taxes, “VAT”, of RMB884.4 million and RMB1,039.3 million for the three months ended March 31, 2023 and 2024, respectively)	1,702,257	2,407,957	2,268,713	314,212
Operating expenses:
Cost of revenues (including VAT net of government grants, of RMB611.5 million and RMB795.2 million for the three months ended March 31, 2023 and 2024, respectively)(1)	(849,373)	(1,152,317)	(1,031,888)	(142,915)
Sales and marketing expenses(1)	(245,677)	(420,960)	(340,147)	(47,110)
General and administrative expenses(1)	(179,507)	(266,016)	(264,467)	(36,628)
Research and development expenses(1)	(229,879)	(255,344)	(247,708)	(34,307)
Provision for loans receivable	(52,878)	(67,627)	(80,324)	(11,125)

Total operating expenses	(1,557,314)	(2,162,264)	(1,964,534)	(272,085)
Other operating income	20,821	5,123	8,010	1,109

Income from operations	165,764	250,816	312,189	43,236
Other income
Interest income	246,114	313,037	315,363	43,677
Foreign exchange (loss)gain	(97)	(2,909)	417	58
Investment income	2,713	25,832	18,484	2,560
Unrealized gains (losses) from fair value changes of investments and derivative assets	9,961	6,833	(7,388)	(1,023)
Other income, net	6,663	2,457	2,070	287
Share of loss in equity method investees	(310)	(825)	(48)	(7)

Total other income	265,044	344,425	328,898	45,552

Net income before income tax	430,808	595,241	641,087	88,788
Income tax expense	(19,380)	(6,991)	(54,720)	(7,579)

Net income	411,428	588,250	586,367	81,209
Less: net loss attributable to non-controlling interests	—	(591)	(549)	(76)
Less: measurement adjustment attributable to redeemable non-controlling interests	2,519	4,752	5,744	796

Net income attributable to ordinary shareholders	408,909	584,089	581,172	80,489

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Net income per share
— Basic	0.02	0.03	0.03	0.00
— Diluted	0.02	0.03	0.03	0.00
Net income per ADS*
— Basic	0.38	0.56	0.56	0.08
— Diluted	0.38	0.56	0.56	0.08
Weighted average number of ordinary shares used in computing net income per share
— Basic	21,293,430,120	20,949,011,129	20,864,118,097	20,864,118,097
— Diluted	21,352,354,948	21,016,273,541	20,904,689,303	20,904,689,303
Weighted average number of ADSs used in computing net income per ADS
— Basic	1,064,671,506	1,047,450,556	1,043,205,905	1,043,205,905
— Diluted	1,067,617,747	1,050,813,677	1,045,234,465	1,045,234,465

*	Each ADS represents 20 ordinary shares.

(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Cost of revenues	1,806	2,593	2,744	380
Sales and marketing expenses	11,197	16,014	10,685	1,480
General and administrative expenses	58,841	89,255	119,543	16,557
Research and development expenses	17,482	22,813	22,984	3,183

Total	89,326	130,675	155,956	21,600

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Income from operations	165,764	250,816	312,189	43,236
Add:
Share-based compensation expense	89,326	130,675	155,956	21,600
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,803
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	593

Non-GAAP adjusted operating income	272,392	398,793	485,447	67,232

Net income	411,428	588,250	586,367	81,209
Add:
Share-based compensation expense	89,326	130,675	155,956	21,600
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,803
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	593
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(451)

Non-GAAP adjusted net income	514,801	732,972	756,370	104,754

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Net income attributable to ordinary shareholders Add:	408,909	584,089	581,172	80,489
Share-based compensation expense	89,326	130,675	155,956	21,600
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,803
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	593
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(451)

Non-GAAP adjusted net income attributable to ordinary shareholders	512,282	728,811	751,175	104,034

Non-GAAP adjusted net income per share
—Basic	0.02	0.03	0.04	0.00
—Diluted	0.02	0.03	0.04	0.00
Non-GAAP adjusted net income per ADS
—Basic	0.48	0.70	0.72	0.10
—Diluted	0.48	0.69	0.72	0.10